 Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of June 7, 2013 is entered into by and among HAMPSHIRE GROUP, LIMITED, a Delaware corporation (“Seller”), SCOTT JAMES COMPANY, LLC, a Minnesota limited liability company (“Purchaser”), SJ TRADEMARK, LLC, a Minnesota limited liability company (“IP Purchaser”, and collectively with Purchaser, the “Purchasers”) and Scott Kuhlman, the sole member and owner of Purchasers (“Member”).

RECITALS

WHEREAS, Seller wishes to sell and assign to Purchasers, and Purchasers wish to purchase and assume from Seller, certain assets of Seller (or its subsidiaries) constituting the Scott James clothing brand and line owned by Seller (or its subsidiaries) (the “Business”) and all liabilities relating to the Business, all subject to and on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Purchase and Sale

Section 1.01     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Seller shall (and shall cause, to the extent applicable, its subsidiaries to) sell, assign, transfer, convey and deliver to Purchasers, and Purchasers shall purchase from Seller (and its subsidiaries), all of Seller’s (and its subsidiaries’) right, title and interest in, to and under the assets, properties and rights of Seller (and its subsidiaries) set forth below that relate solely to the Business, but excluding the Excluded Assets (as defined below) (collectively, “Purchased Assets”), it being understood that IP Purchaser shall purchase all of the IP Assets (as defined below) and Purchaser shall purchase all of the Purchased Assets other than the IP Assets.

(a)           The trademark assets (registrations and applications) set forth on Schedule 1.01 hereto (collectively referred to as the “Trademarks”);

(b)           The domain names (urls): www.scottjamesonline.com, www.skuhlman-ws.com, www.sskuhlman.com, www.skuhlman.com (the “URLs” and collectively with the Trademarks, the “IP Assets”);

(c)           All retail inventory (finished goods) of the Business existing at the Closing and located at 173 Newbury Street, Boston, MA 02116 (the “Boston Retail Location”) and 420 5th Street SE #100, Minneapolis, MN 55414 (the “Minneapolis Retail Location”, and together with the Boston Retail Location, the “Retail Locations”);

(d)           All non-inventory tangible property owned by the Seller (or its subsidiaries) and located at the Retail Locations (the “Non-Inventory Retail Assets”);

(e)           All samples, hangers and mannequins used solely by the Business at the New York showroom located at 114 West 41st Street, New York, NY 10036 (the “Showroom”);

(f)           All consigned inventory of the Business (the consignment accounts include: Body, Garys, Lee Newman, Mulholland, Mr. Sid, Original Octane and Shaia’s) and located at the applicable consignment account;

(g)           All rights of Seller (or its subsidiaries) relating to those certain deposits in connection with those certain real estate leases for the Retail Locations and that certain contract associated with the Italy operations of the Business, which in the aggregate equal approximately $80,000 (the “Purchased Deposits”); and

(h)           Any rights arising after the Closing that are associated with the Assumed Contracts (defined below).

Section 1.02     Excluded Assets. Other than the Purchased Assets subject to Section 1.01 above, each of Purchasers and Member expressly understands and agrees that Purchasers are not purchasing or acquiring, and Seller (and its subsidiaries) is not selling or assigning, any other assets or properties of Seller (or its subsidiaries), and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). Excluded Assets include the following assets and properties of Seller (or its subsidiaries):

(a)           all cash and cash equivalents, bank accounts and securities of Seller (or its subsidiaries);

(b)           all contracts and agreements of Seller (or its subsidiaries) that are not Assumed Contracts;

(c)           any and all intellectual property of Seller (or its subsidiaries) of any kind not explicitly included in the IP Assets;

(d)          the corporate seals, organizational documents, minute books, stock books, tax returns, books of account or other records having to do with the corporate organization of Seller (or its subsidiaries), all employee-related or employee benefit-related files or records, other than personnel files of Transferred Employees (defined below) that Seller (or its subsidiaries) is legally permitted to provide to Purchaser under applicable law, and any other books and records which Seller (or its subsidiaries) is prohibited from disclosing or transferring to Purchasers under applicable law and is required by applicable law to retain;

(e)           all insurance policies of Seller (or its subsidiaries) and all rights to applicable claims and proceeds thereunder;

(f)           all employee benefit plans of any kind and all trusts or other assets attributable thereto;

(g)           all tax assets (including duty and tax refunds and prepayments) of Seller (or its subsidiaries);

(h)           all rights to any claim, action, suit, proceeding or governmental investigation (collectively, “Action”) of any nature available to or being pursued by Seller (or its subsidiaries), whether arising by way of counterclaim or otherwise;

(i)           all assets located at the Showroom, including furniture and fixtures, other than samples, hangers and mannequins that are Purchased Assets pursuant to Section 1.01(e) above (the “Excluded Showroom Assets”);

(j)           all rights of Seller (or its subsidiaries) relating to prepayments, deposits, escrows and other prepaid expenses, claims for refunds, reimbursements and other rights to offset, except for the Purchased Deposits;

(k)          all assets, properties and rights used by Seller (or its subsidiaries) in its businesses other than the Business; and

(l)           the rights which accrue or will accrue to Seller under this Agreement and all related transactions.

Section 1.03     Assumption of Liabilities. Subject to the terms and conditions set forth herein, Purchaser shall assume and agree to pay, perform and discharge when due any and all liabilities and obligations (of any nature or kind whatsoever, whether recorded, unrecorded, contingent, known or unknown, or otherwise) (collectively “Liabilities”) of Seller (or its subsidiaries) and its affiliates and subsidiaries arising out of or relating to the Business or the Purchased Assets at all times on or after June 1, 2013, including, without limitation, the following:

(a)           Liabilities on the balance sheet of Seller (or its subsidiaries), including without limitation those listed on Schedule 1.03 attached hereto, relating directly to the Business;

(b)           Liabilities relating to all contracts and agreements associated with the Italy operations of the Business, including leases and personal contracts;

(c)           Liabilities relating to those certain real estate leases for the Retail Locations on or after June 1, 2013 (it being agreed that any and all rent, utilities and related payments covering a period that is both prior to and following June 1, 2013 shall be apportioned on a per diem basis or, to the extent practicable with respect to utilities, on a usage basis based on meter readings before and after such date);

(d)          Liabilities relating to the Microsoft RMS software used by the Business and relating to that certain arrangement with Retail Technology Experts in connection therewith;

(e)           Liabilities relating to the ongoing maintenance of the Business’ website;

(f)           Liabilities relating to Transferred Employees; and

(g)           Liabilities and obligations relating to all consignment accounts of the Business at Closing and any markdowns for existing accounts of the Business that arise after Closing, it being agreed that notwithstanding anything to the contrary, any chargebacks with respect to the account of the Business with Bloomingdales relating to the Spring 2013 season shall not be Assumed Liabilities (defined below).

The Liabilities to be assumed by Purchaser pursuant to this Agreement, including those Liabilities described in subsection (a) through (f) inclusive above, shall collectively be referred to as the “Assumed Liabilities.” The contracts and agreements and related Liabilities to be assumed by Purchaser pursuant to subsections (b), (c) and (d) above shall collectively be referred to as the “Assumed Contracts”. Purchaser will at all times on and after the Closing, pay, perform and discharge all Assumed Liabilities and Assumed Contracts as and when they become due.

With respect to the apportionment relating to any Assumed Liabilities pursuant to Section 1.03(c) above, the Parties agree to cooperate in good faith and finalize such amounts within 30 days of the Closing Date.

Section 1.04     Consideration.

(a)           In addition to the assumption of the Assumed Liabilities, as described above, the purchase price for the Purchased Assets (“Purchase Price”) shall be the sum of the amounts described in subsections 1.04(a)(i), (ii) and (iii) below and shall be payable by Purchaser or IP Purchaser as described below:

(i)           Purchaser shall pay to Seller an amount equal to $846,000 in accordance with the terms hereof, and such amount represents the landed duty paid (LDP) value of all fall 2013 production commitments.   Purchaser represents and covenants to Seller that Purchaser is entering into that certain Master Purchase and Security Agreement (the “MPSA”) with Bibby Financial Services (CA), Inc. (“Bibby”) on or about the date hereof pursuant to which Purchaser will sell to Bibby accounts receivable owing from to customers of Purchaser arising from the sale of finished goods from the fall 2013 productions (the “Fall Goods”), which Fall Goods shall at all times remain the sole and exclusive property of Seller. Immediately upon closing the MPSA, Purchaser, Bibby and Seller shall enter into a Three Party Payment Agreement, in the form attached hereto as Schedule 1.04 (the “Bibby Agreement”), pursuant to which Purchaser shall irrevocably direct Bibby to pay to Seller all amounts that Bibby would otherwise remit or make available to Purchaser pursuant to the MPSA, including without limitation, all advances to Purchaser, collections from Purchaser’s customers in connection with the sale of the Fall Goods and any release of funds held in Purchaser’s reserve account with Bibby, until such time as Seller has been paid an aggregate amount of $846,000.  With regard to each shipment of Fall Goods to be delivered by Seller, Seller and Purchaser shall cooperate and confirm whether Bibby will approve the financing of the account receivable to result from such shipment in an amount equal to at least the landed duty paid value of such shipment. If Bibby approves the financing of the account receivable to result from such shipment in an amount equal to at least the landed duty paid value, Seller agrees that concurrent with a receipt of funds by Seller under the Bibby Agreement with respect to any Fall Goods delivered to a customer of Purchaser (a “Delivery”), the accounts receivable associated with such Delivery shall be automatically assigned by Seller, or if applicable, its subsidiaries to Purchaser without representation or warranty.  If Bibby does not approve the financing of the account receivable to result from such shipment in an amount equal to at least the landed duty paid value, Seller may retain ownership and all other rights associated with the receivable to result from such shipment, subject only the obligation to remit to Purchaser amounts received in excess of the landed duty paid value with respect to such shipment (“Retained Receivable”). The amounts collected by Seller with respect to any Retained Receivable up to the landed duty paid value with respect to such shipment shall be credited against the $846,000 owed hereby. After payment in full of such $846,000 is made to Seller pursuant to this Section 1.04(a)(i), all further shipments of Fall Goods to customers made by Seller shall be deemed accompanied by an assignment of the accounts receivable due from the customers to Purchaser without further consideration to Seller.  For the avoidance of any doubt, if after delivery of all Fall Goods Seller has not been paid an aggregate amount of $846,000 under the Bibby Agreement, Purchaser shall be obligated to pay to Seller such additional amounts so that Seller shall have been paid $846,000 in the aggregate for the Fall Goods.

(ii)           (A) An amount equal to the value of the inventory at the Retail Locations determined in accordance with the following: (I) 100% of book value of the inventory in the Boston Retail Location, which the parties agree was $77,808.61 as of June 5, 2013 when an inventory count was performed, and (II) 50% of the book value of the inventory in the Minneapolis Retail Location, which the parties agree was $103,566.94 as of June 5, 2013 when an inventory count was performed, plus (B) an amount equal to 50% of the book value of the Non-Inventory Retail Assets, which the parties agree is $98,128.16. Such amount, totaling $279,503.71 determined pursuant to this Section 1.04(a)(ii) shall be paid by Purchaser through a surrender of 50% of retail sales revenues generated from the Retail Locations (or any other locations hereafter opened or operated by Purchasers in connection with the Business where any or all of such inventory is sold), paid monthly (on or prior to the first business day of each month), until the value of the inventory has been paid in full. Purchaser shall provide evidence satisfactory to Seller concerning the reporting of monthly retail sales.

To secure the payment and performance of Purchaser’s obligations set forth in this Section 1.04(a)(ii), Purchaser hereby grants Seller a first priority lien on and security interest (with a power of sale) in the inventory assets described in Section 1.01(c) above, regardless of whether such assets are moved from the Retail Locations post-Closing and all cash and non-cash proceeds of the foregoing (“Purchaser Encumbered Assets”). Purchaser consents to Seller filing a UCC financing statement to perfect its lien on and security interest in the Purchaser Encumbered Assets. Purchaser shall not grant or permit any lien on or security interest in the Purchaser Encumbered Assets to any third party without the prior written consent of Seller and as a condition to any such consent Purchaser shall cause any third party that is seeking a lien in the Purchaser Encumbered Assets to acknowledge in writing Seller’s priority rights with regards to the Purchaser Encumbered Assets and to agree to not exercise any rights and remedies with respect the Purchaser Encumbered Assets (such document to be in form and substance acceptable to Seller).

(iii)           $550,000 in consideration for the IP Assets (constituted by the Trademarks and the URLs), subject to the terms of Section 1.05 below (the “IP Consideration”), payable by IP Purchaser as follows: (A) $100,000 payable in a lump sum on or before April 1, 2014 and (B) the remaining $450,000 shall be payable over 54 months as described in Section 1.05 below.

To secure the payment and performance of IP Purchaser’s obligations set forth in this Section 1.04(a)(iii) (and as applicable, Section 1.05): (1) IP Purchaser hereby grants Seller a first priority lien on and security interest (with a power of sale) in all of the present and future right, title and interest of IP Purchaser to the IP Assets, together with all products, proceeds, substitutions, and accessions of or to any of such IP Assets (and any improvements, modifications or other intellectual property rights derived therefrom or based thereon); and (2) Member hereby grants to Seller a first priority lien on and security interest (with a power of sale) in all of the membership interest in IP Purchaser (and any other ownership interest, including shares of capital stock, partnership interest, membership interest or interests in any other form or type of entity, whether now owned or hereafter acquired by Member, including any options, warrants or other rights, together with any and all certificates representing same, with respect to the IP Purchaser or any successor or assignee thereof), together with all distributions payable on account thereof (“IP Encumbered Assets” and together with the Purchaser Encumbered Assets, the “Encumbered Assets”). Purchasers and Member consent to Seller filing any and all instruments, documents and papers reasonably required to evidence the above security interest in the IP Encumbered Assets, including any filings required with the United States Patent and Trademark Office, and shall take all reasonably required action so that Seller can perfect its lien on and security interest in the IP Encumbered Assets, including the delivery to Seller of certificates representing all of such pledged membership interest pursuant to sub section (2) above to Seller. IP Purchaser and Member shall not grant or permit any lien on or security interest in the IP Encumbered Assets to any third party without the prior written consent of Seller and as a condition to any such consent IP Purchaser and Member shall cause any third party that is seeking a lien in the IP Encumbered Assets to acknowledge in writing Seller’s priority rights with regards to the IP Encumbered Assets and to agree to not exercise any rights and remedies with respect the IP Encumbered Assets (such document to be in form and substance acceptable to Seller).

(b)           Both Purchaser and Seller agree to share the cost of markdowns resulting from the sales of all pants and jackets for Fall 2013 as follows: (i) Purchaser will absorb as normal business practice the first 20% of markdowns resulting from the above mentioned categories, (ii) the next 10% of markdowns will be absorbed by Seller (as described below), and (iii) any amount of markdowns above the aforementioned 30% will be split equally between Purchaser and Seller. To the extent that Seller is to absorb the cost of markdowns as described in (ii) and (iii) above, the parties agree that same shall be satisfied only by causing amounts to be so absorbed by Seller to be applied (A) first, as an offset to the latest payments due pursuant Section 1.04(a)(iii)(B) above and (B) to the extent that additional amounts are due from Seller to Purchaser pursuant to Section 1.04(a)(iii) above after the offset described in (A) above, second, as an offset to the payment due pursuant to Section 1.04 (a)(iii)(A) above (rather than being affirmatively paid to Purchaser and rather than making any other offsets of any kind for any amounts that Purchaser is required to pay to Seller).

(c)           Purchaser and Member agree that until the aggregate Purchase Price has been paid in full to Seller, Purchaser shall run the Business consistent with past practice of Seller and in the ordinary course, generally committing at least the same level of financial resources to the operation and marketing of the Business that Seller committed prior to the Closing.

(d)           Any funds paid to Seller on account of the Purchase Price shall be paid by wire transfer of immediately available funds to an account designated in writing by Seller to Purchasers (which may be updated from time to time).

Section 1.05     IP Asset Matters.

(a)           As set forth in Section 1.04(a)(iii) above, the IP Assets will be purchased at Closing for the IP Consideration and the IP Purchaser will pay $100,000 on account of the IP Assets in a lump sum on or before April 1, 2014. The balance of the IP Consideration will be paid in 54 equal payments of $8,333.33 due on the first business day of each calendar month (beginning July 2013) and no later than the tenth day of each calendar month (such deferred payments being referred to as the “Deferred Payments”).

(b)           If an Event of Default (defined below) occurs, all amounts remaining due on account of the IP Consideration shall immediately become due and payable, and if IP Purchaser fails to make payment of the entire remaining balance of the IP Consideration on or before the earlier of (i) 30 days following the occurrence of an Event of Default or (ii) Seller notifying IP Purchaser in writing that it intends to treat such Event of Default as a forfeiture event (a “Forfeiture Notice”), IP Purchaser will deemed to have forfeited all Deferred Payments (a “Forfeiture Event”) made as of such date on account of the IP Consideration and Seller will be entitled to retain all such payments, and IP Purchaser shall also be deemed to forfeit any rights (legal, equitable or otherwise) in any and all of the IP Assets hereunder or otherwise. For purposes hereof, an “Event of Default” means the failure by Purchasers or Member (as applicable) to either (x) timely pay any portion of the Purchase Price when due, including without limitation any portion of the IP Consideration, whether the lump sum payment or any monthly payment due pursuant hereto; or (y) pay the Credit Card Liabilities (defined below) in accordance with Section 5.15 below, provided however, that Purchasers shall have a seven day period to cure any such failure before same is deemed to be an Event of Default. If an Event of Default occurs, (1) IP Purchaser shall transfer the IP Assets to the Seller for no additional consideration; (2) all of IP Purchaser’s rights in and to the IP Assets will cease (and any rights to the IP Assets licensed from IP Purchaser to Purchaser shall cease) and IP Purchaser will immediately cease all use of the IP Assets (and Purchaser shall immediately cease all use of the IP Assets pursuant to any license granted from IP Purchaser); and (3) if applicable, Purchasers shall change their names within seven days (registered name and any fictional names it uses) to names that do not include any of the words included in the IP Assets (in addition to ceasing to use such names).

(c)           During any time when Deferred Payments are still owed to Seller under this Agreement, IP Purchaser shall: (i) pay all renewal fees and other fees and costs associated with maintaining the IP Assets and with the processing and prosecution of the IP Assets and take all other steps reasonably necessary to maintain each registration of the IP Assets; (ii) take all actions reasonably necessary to prevent any of the IP Assets from becoming forfeited, abandoned, dedicated to the public, invalidated or impaired in any way; (iii) pursue the processing and prosecution of each application for registration which is the subject of the security interest created herein and not abandon or delay any such efforts; and (iv) take any and all action which Seller reasonably deems necessary or desirable under the circumstances to protect the IP Assets from infringement, misappropriation or dilution, including the prosecution and defense of infringement actions.

(d)           During any time when Deferred Payments are still owed to Seller under this Agreement, Purchasers and Member agree and covenant not to take any of the following actions either directly or indirectly (including by amendment, merger, consolidation or otherwise) without the prior written consent of the Seller: (i) Purchasers and Member shall not sell the Business, directly or indirectly, however structured, whether as a sale or exclusive license of all or substantially all of the applicable assets, any change in control, merger, consolidation, or otherwise (“Sale of the Business”); (ii) subject to Section 1.05(f) below, IP Purchaser and Member shall not sell or encumber the IP Encumbered Assets or grant any third parties any rights (including licensing rights) with respect to the IP Assets; and (iii) Member shall not sell, encumber or otherwise transfer its membership interest in IP Purchaser (which is an Encumbered Asset) and IP Purchaser shall not issue any securities or ownership interest in IP Purchaser or any right convertible into an ownership interest in IP Purchaser.

(e)           IP Purchaser hereby grants to Seller a “right of first refusal” to purchase the IP Assets back from the IP Purchaser should IP Purchaser or Member put any of the IP Assets up for sale or otherwise attempt to assign any of the IP Assets to a third party, directly or indirectly, including by way of a Sale of the Business. The exercise of Seller’s right of first refusal shall be at the price and on the terms of the bona fide third party offer (or such other terms as may be agreed to between IP Purchaser and Seller) for such IP Assets. IP Purchaser covenants to notify Seller in writing at least 45 days prior to any proposed transfer of any of the IP Assets (and to include all materials terms and agreements with respect to such third party offer) and Seller shall have a period of not less than 30 days following receipt of the notice to exercise its rights. In the event that Seller so exercises such rights within such 30 day period, IP Purchaser agrees to cooperate and work in good faith with Seller to finalize definitive documentation with respect to the purchase of the IP Assets. If Seller does not exercise such rights, IP Purchaser shall be permitted to effect such sale with a third party buyer within the 45 day period after Seller does not exercise its rights, or if later, after the lapse of such 30 day period that Seller has to exercise its rights, but only to the extent that the terms of such sale are the same as those included in the notice sent to Seller notifying Seller of the proposed transfer. If the terms of the Sale of the IP Assets included in such notice to Seller are changed, a new notice shall be sent to Seller and the aforementioned process shall be repeated. If the consideration proposed to be paid by such third party for the IP Assets is in property, services or other non-cash consideration, or if the IP Assets are being sold as part of another transaction where no price is allocated or specified for the IP Assets (such as a sale of equity or merger transaction), the fair market value of the consideration attributable to the IP Assets in such transaction shall be used, as determined in good faith by the IP Purchaser and Seller. Notwithstanding anything herein, Seller’s right of first refusal shall be in effect during the period beginning with the Closing Date and ending forty five (45) days following the termination of the Seller License (defined below) (the “ROFR End Date”), provided however that if Seller properly exercises its right of first refusal hereunder, it shall be permitted to consummate its exercise of its right of first refusal even if such consummation occurs after the ROFR End Date.

(f)           Seller (and its subsidiaries) is hereby granted from IP Purchaser an exclusive and proprietary license (the “Seller License”) to the trademark “sj by scott james” (the “Seller Licensed Mark”) for use in the defined channels set forth on Schedule 1.05 and in accordance with the following terms:

(i)           The Seller License shall be valid from and after the Closing until the 10th year anniversary of the Closing (with a 10 year renewal period thereafter that (A) automatically renews at the option of the Seller if during the final year of such initial 10 year period Seller generates Wholesale Sales, defined below, that are equal to or greater than $3,500,000, and (B) renews upon the mutual consent of IP Purchaser and Seller if during the final year of such initial 10 year period Seller generates Wholesale Sales that are less than $3,500,000);

(ii)          Until such time as all Deferred Payments have been paid to Seller, there shall not be any fee or other payment (including any royalties) on account of or with respect to the Seller License.

(iii)         Following the payment in full of all Deferred Payments the royalty rate for use of such trademark which Seller will pay to IP Purchaser will be 4% on Net Sales (defined below) for products branded as “sj by scott james” for the term of the license (after payment in full of the Deferred Payments), payable quarterly, with no annual minimum royalty payment and no annual minimum Net Sales in order for such royalty payment to be owed;

(iv)          Notwithstanding anything to the contrary in this Agreement, the Seller License shall be subject to early termination at the end of each calendar year beginning on December 31, 2014 if for the calendar year then ended, Seller fails to generate the Minimum Wholesale Sales Amount (defined below). The “Minimum Wholesale Sales Amount” means: (1) for each calendar year beginning with the calendar year ended December 31, 2014 and until the end of the calendar year during which all Deferred Payments have been paid to Seller, $1,000,000 in Wholesale Sales (defined below); and (2) for each calendar year following the last calendar year covered by (1) above, 110% of the Minimum Wholesale Sales Amount for the immediately prior calendar year;

(v)          For purposes of the Seller License, the term “Net Sales” shall mean gross sales of the Seller’s (and its subsidiaries’) products using the Seller License, less any markdowns, allowances and returns; and

(vi)          For purposes of the Seller License, the term “Wholesale Sales” shall mean the gross sales of the Seller’s (and its subsidiaries’) products using the Seller License intended to be resold to retail stores.

Section 1.06      Allocation of Consideration. Seller and Purchasers agree to allocate the Purchase Price among the Purchased Assets for all purposes (including tax and financial accounting) in accordance with Schedule 1.06 attached hereto. Purchasers and Seller, and each of their respective affiliates, shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

Section 1.07     Non-assignable Assets; Assignments. Notwithstanding anything to the contrary in this Agreement, if the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Purchasers of any Purchased Asset would result in a violation of applicable law, or would require the consent, authorization, approval or waiver of a third party who is not a party to this Agreement (including any governmental authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof (“Non-Assignable Assets”); provided, however, that, subject to the satisfaction or waiver of all other conditions contained in this Agreement, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. Following the Closing, Seller and Purchasers shall use their respective commercially reasonable efforts (without any requirement to pay any consideration) to arrange for the assignment of all of Seller’s (or its subsidiaries’) right, title and interest in all of the Assumed Contracts that are Non-Assignable Assets, all under the same terms and conditions as now exist or under other terms and conditions acceptable to Seller, provided, however, that Purchasers shall remain solely responsible for such liabilities and obligations arising from such Assumed Contracts that are Non-Assignable Assets from and after the Closing Date.

ARTICLE II
Closing

Section 2.01     Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the “Closing Date”) remotely and via the exchange of documents and signatures and satisfaction of the other conditions hereunder (subject to any transactions that pursuant to the terms of this Agreement shall occur, subject to certain conditions, at a later date). The consummation of such transactions contemplated by this Agreement shall be deemed to occur as of 11:59 p.m. eastern standard time on the Closing Date.

Section 2.02     Closing Deliverables.

(a)           At the Closing, Seller shall deliver to Purchasers the following: (i) a bill of sale in the form of Exhibit A hereto (the “Bill of Sale”) and duly executed by Seller; (ii) an assignment and assumption agreement in the form of Exhibit B hereto (the “Assignment and Assumption Agreement”) and duly executed by Seller; (iii) an Intellectual Property Assignment in the form of Exhibit C hereto (the “IP Assignment”) and duly executed by Seller (iv) the IP Pledge Agreement in the form of Exhibit D attached hereto (the “IP Pledge Agreement”) and duly executed by Seller; (v) the Collateral Pledge Agreement in the form of Exhibit E attached hereto (the “IP Pledge Agreement”) and duly executed by Seller; (vi) Bibby Agreement duly executed by Seller, (vii) two intercreditor agreements between Bibby and Seller, in the forms agreed to by such parties, duly executed by Seller (the “Intercreditor Agreements”) and (vii) possession or control, as applicable, to the Purchased Assets.

(b)           At the Closing, Purchasers and Member shall deliver to Seller the following: (i) the Assignment and Assumption Agreement duly executed by Purchaser; (ii) the IP Assignment duly executed by IP Purchaser; (iii) Bibby Agreement duly executed by Bibby and Purchaser; (iv) the IP Pledge Agreement duly executed by IP Purchaser; (v) the Intercreditor Agreements duly executed by Bibby; and (vi) the Collateral Pledge Agreement duly executed by Member together with certificates representing the membership interest in IP Purchaser included in the Encumbered Assets.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants to Purchasers and Member that the statements contained in this Article III are true and correct as of the date hereof.

Section 3.01     Organization and Authority; Enforceability. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller and (assuming due authorization, execution and delivery by Purchasers and Member) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

Section 3.02     No Conflicts. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not violate or conflict with the certificate of incorporation or by-laws of Seller.

Section 3.03     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.04     Disclaimer. Except as otherwise specifically provided in this Article III, the Purchasers and Member are entering into this Agreement, and the Purchased Assets are being acquired, AS IS WITHOUT ANY OTHER EXPRESSED OR IMPLIED WARRANTY and neither the Seller nor any Released Persons (defined below) of Seller, nor any other person or entity, has made or shall be deemed to have made any representation or warranty to the Purchasers or Member, express or implied, at law or in equity, with respect to the Seller, the Purchased Assets, the Assumed Liabilities, the Business or otherwise, including as it relates to the condition of any assets, or the results of operations, financial condition or prospects of the Business. To the extent that any other materials or information were provided to the Purchasers or Member, the Seller expressly disclaims the accuracy or completeness of any such materials or information.

ARTICLE IV
Representations and Warranties of Purchasers and Member

Purchasers and Member, jointly and severally, represent and warrant to Seller that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01     Organization and Authority of Purchasers; Enforceability. Purchasers are each a limited liability company validly existing and in good standing under the laws of the state of Minnesota. Purchasers have full power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchasers of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Purchasers. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Purchasers and Member, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Purchasers and Member enforceable against Purchasers and Member in accordance with their respective terms. Purchasers are wholly owned and controlled by Member.

Section 4.02     No Conflicts; Consents. The execution, delivery and performance by Purchasers and Member of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the articles of organization, operating or limited liability company agreements or other organizational documents of Purchasers; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchasers or Member. No consent, approval, waiver, authorization, filing or notice is required to be obtained or made by Purchasers or Member from or to any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Purchasers and Member of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03     Legal Proceedings. There is no Action of any nature pending or threatened against or by Purchasers or Member that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.04     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchasers or Member.

Section 4.05     Acknowledgement by Purchasers and Member.

(a)     As reflected in Section 5.06 below, until immediately prior to the Closing, Member was an employee of Seller. Member’s employment duties for Seller included duties and responsibilities directly related to the Purchased Assets, the Assumed Liabilities, the Business and the operation thereof. As such, Member and Purchasers acknowledge and agree that they are knowledgeable and familiar with all aspects relating to the Business, the Purchased Assets and the Assumed Liabilities. In addition to the foregoing, Purchasers and Member have conducted their own independent review and analysis of Seller (and its subsidiaries), the Purchased Assets, the Assumed Liabilities and the Business, and acknowledge to the Seller that Purchasers and Member have been provided access to the personnel, properties, premises and records of the Seller (and its subsidiaries) relating to the Purchased Assets, the Assumed Liabilities and the Business for such purpose and that Purchasers and Member and their representatives have been provided with the opportunity to ask questions of the Seller (and its subsidiaries and their applicable officers and management) and to acquire such additional information about the Purchased Assets, the Assumed Liabilities and the Business as Purchasers and Member and their representatives have requested. Purchasers and Member are informed and sophisticated participants in the transactions contemplated hereunder and have undertaken such investigation, and have been provided with and have evaluated such documents and information, as they have deemed necessary in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder.

(b)     Purchasers and Member acknowledge to the Seller that they are consummating the transactions contemplated hereunder without any representation or warranty, express or implied, by the Seller or any of its Released Persons except as those representations and warranties expressly set forth in Article III above that are made by Seller. Purchasers and Member acknowledge to the Seller that, except for the matters that are expressly covered by the provisions of this Agreement, they are relying on their own investigation and analysis in entering into this Agreement.

(c)     In furtherance of the foregoing, and not in limitation thereof, Purchasers and Member acknowledge to the Seller that no representation or warranty, express or implied, of the Seller or any of its Released Persons, with respect to the Purchased Assets, the Assumed Liabilities and the Business, including any financial projection or forecast delivered to Purchasers or Member or any of their respective affiliates or representatives with respect to the revenues or profitability which may arise from the operation of the Business either before or after the Closing Date, shall form the basis of any Action (including under Article VI) against the Seller or any of its affiliates or representatives with respect thereto or with respect to any related matter. With respect to any projection or forecast delivered by or on behalf of the Seller to Purchasers or Member, Purchasers and Member acknowledge to the Seller that (A) there are uncertainties inherent in attempting to make such projections and forecasts; (B) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts; and (C) they are familiar with each of the foregoing. Purchasers and Member have no knowledge of any facts or circumstances that could make any of the representations and warranties of the Seller contained in this Agreement untrue or misleading.

ARTICLE V
Covenants

Section 5.01     Employee Matters.

(a)           Purchaser shall offer employment effective on the Closing Date, to those employees of Seller (or its subsidiaries ) currently and exclusively engaged in the Business set forth on Schedule 5.01 (the employees who accept such employment and commence employment as of the Closing Date, the “Transferred Employees”). No employees of Seller (or its subsidiaries), related to the Business or otherwise, other than the Transferred Employees shall be deemed to be employed by Purchaser as of the Closing Date.

(b)           Effective as of the Closing, the Transferred Employees shall cease active participation in all of Seller’s (or its subsidiaries’) employee benefit plans, including (to the extent applicable) life, accidental death and dismemberment, short-term disability, long-term disability, workers’ compensation insurance benefits, medical, vision, dental, and prescription drug benefits.

(c)           Purchaser and Seller intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Transferred Employee, including for purposes of any Seller (or its subsidiaries) employee benefit plan that provides for separation, termination or severance benefits, and that each such Transferred Employee will have continuous employment immediately before and immediately after the Closing. Purchaser shall be liable and hold the Seller harmless for: (i) any statutory, common law, contractual or other severance with respect to any Transferred Employee; and (ii) any Claims (as defined below) relating to the employment of any Transferred Employee arising in connection with or following the Closing.

(d)           This Section 5.01 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.01, express or implied, shall confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 5.01. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section shall not create any right in any Transferred Employee or any other person to any continued employment with Purchaser or with Purchaser or compensation or benefits of any nature or kind whatsoever.

Section 5.02     Non-solicitation. For a period of one year commencing on the Closing Date, Purchasers and Member shall not, and shall not permit any of their or his affiliates to, directly or indirectly, hire or offer to hire any employee of Seller (or its subsidiaries) as of the date of Closing other than employees that become Transferred Employees. Purchasers and Member acknowledge that a breach or threatened breach of this Section 5.02 would give rise to irreparable harm to Seller and its affiliates, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Purchasers or Member of any such obligations, Seller shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 5.03     Insurance. Until the portion of the Purchase Price described in Section 1.04(a)(ii) and Section 1.04(a)(iii) is paid in full, at Purchasers’ expense, Purchasers shall maintain insurance with respect to the Encumbered Assets (wherever located) and the Retail Locations, covering liabilities, losses or damages as are customarily insured against by other Persons engaged in the same or similar businesses. Purchasers also shall maintain general liability insurance, and employment practices liability insurance, as well as insurance against larceny, embezzlement, and criminal misappropriation. All such policies of insurance shall be with financially sound and reputable insurance companies acceptable to Seller and in such amounts as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located and in any event in amount, adequacy and scope reasonably satisfactory to Seller. All property insurance policies covering the Encumbered Assets are to be made payable to Seller for the benefit of Seller, as its interests may appear, in case of loss, pursuant to a loss payable endorsement acceptable to Seller and are to contain such other provisions as Seller may reasonably require to fully protect the Seller’s interest in the Encumbered Assets and to any payments to be made under such policies. Such evidence of property and general liability insurance shall be delivered to Seller, with the loss payable endorsements (but only in respect of Encumbered Assets) and additional insured endorsements (with respect to general liability coverage) in favor of Seller and shall provide for not less than 30 days (10 days in the case of non-payment) prior written notice to Seller of the exercise of any right of cancellation. If Purchasers fails to maintain such insurance, Seller may arrange for such insurance, but at Purchasers’ expense and without any responsibility on Seller’s part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims.

Section 5.04     Reporting Concerning Sale of Inventory. Until the portion of the Purchase Price described in Section 1.04(a)(ii) is paid in full, Purchaser shall provide Seller with each of the reports set forth on Schedule 5.04 at the times specified therein.

Section 5.05     Inspections and Related Rights. Until the Purchase Price has been paid in full, Seller and each of Seller’s duly authorized representatives shall be permitted to visit any of Purchasers’ offices, locations or facilities (including the Retail Locations) containing any of the Encumbered Assets or any books and records with respect thereto and inspect the Encumbered Assets or books and records, to conduct inspections, to examine and make copies of its books and records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, Purchasers’ officers and employees at such reasonable times and intervals as Seller may designate with reasonable prior notice to Purchasers. Such inspection rights, unless an Event of Default has occurred, shall be limited to once every six month period and a review of all new licenses and related contracts relating to the Business.

Section 5.06     Termination of Member’s Employment.

(a)           Each of Member and Seller agrees, confirms and acknowledges that effective immediately prior to the Closing, Member shall be deemed to have voluntarily resigned as an employee of Seller, and accordingly, Member’s employment with Seller shall be deemed terminated as of such time, and Seller’s employment agreement shall be deemed terminated, null and void as of such time (subject to any of Employee’s restrictive covenants and confidentiality obligations that by their terms survive the termination of Member’s employment). In connection with the foregoing, effective as of such termination (and with respect to such termination), Member acknowledges that any and all outstanding obligations, commitments or liabilities of Seller to Member in his capacity as an employee (pursuant to his employment agreement or otherwise) shall be terminated, rendered null and void and shall be of no further force and effect. Notwithstanding anything to the contrary, Seller agrees that operating the Business (in any manner not prohibited hereunder) on and after the Closing shall not be deemed to breach any restrictive covenant of Member.

(b)           Seller hereby acknowledges and agrees that the items set forth on Schedule 5.06 attached hereto are Member’s personal property.

Section 5.07     Transition Services. Seller is willing to provide, at Purchaser’s expense, certain predetermined transition services after Closing for up to six months. Purchaser must request specific services in advance and both parties must agree in advance and in writing on the appropriate fees and terms for such services.

Section 5.08     Transfer Taxes. All transfer and other taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by the party responsible to pay such taxes and fees under applicable law.

Section 5.09     Further Assurances. From and after the Closing, the parties shall execute and deliver such further instruments of conveyance and transfer and take such other action as reasonably may be necessary to further effectuate the transactions contemplated hereunder.

Section 5.10     Publicity; Confidentiality. Neither the Seller, on the one hand, nor Purchasers or Member, on the other hand, will make any public announcement regarding any non-publically available term of this Agreement or otherwise disclose the proposed transaction (or any of the terms herein, all to the extent same is not publicly available) without the prior written approval of the other party, except as may be required by applicable law and regulations (including any disclosure or financial reporting obligations of the Seller).

Section 5.11     Litigation Support. To the extent that Seller becomes involved in any way with any Action with a third party involving the Business on or prior to the Closing, the Purchasers and Member agree to (i) cooperate with the Seller and its counsel, (ii) make available any employee then employed by the Purchasers to provide testimony, to be deposed, to act as witnesses and to assist counsel, and (iii) provide access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the Seller.

Section 5.12     Release. Each of Purchasers and Member, on behalf of itself and such Purchasers’ and Member’s past and present agents, representatives, affiliates, heirs, beneficiaries, executors, trustees, administrators, employees, officers, directors, managers, controlling persons, shareholders, members, partners, subsidiaries, successors, assigns and all other persons that have or could potentially derive rights through Purchasers or Member (collectively, the “Related Parties”), irrevocably and unconditionally, hereby fully release, waive, acquit, remise and forever discharge the Seller and its subsidiaries, divisions, affiliates, predecessors, successors, assigns, controlling persons, shareholders, directors, officers, attorneys, trustees, employees, representatives, agents, heirs, executors and administrators, whether past, present, or future (collectively, the “Released Persons”) from any and all Actions, causes of Action, orders, judgments, losses, damages, deficiencies, interest, awards, penalties, fines, obligations, contracts, agreements, debts and Liabilities, costs or expenses of whatsoever kind or nature, fixed or contingent, whether known or unknown, suspected or unsuspected, both at law and in equity (collectively, the “Claims”) which Purchasers, Member or their respective Related Parties now have, have ever had or may hereafter have against the respective Released Persons on account of, arising out of or relating in any way to any matter, cause or event relating to time periods on or prior to the date hereof, including such Claims relating to or in connection with (i) the business or operations of the Seller, the Purchased Assets, the Assumed Liabilities or the Business, or (ii) Member’s employment position with the Seller, including termination or resignation of such positions, except for any Claims which such parties may have solely pursuant to this Agreement. Each of Purchasers and Member acknowledges and agrees for such Purchasers, Member and on behalf of their respective Related Parties that: (A) they have not been forced or pressured in any manner whatsoever to provide this release, and that this release is provided voluntarily; (B) this release is intended to include the Claims, if any, which Purchasers, Member and their respective Related Parties may have and do not now know or suspect to exist in favor of the Related Parties against the Released Persons, and that this release extinguishes those Claims; (C) to refrain from, directly or indirectly, asserting any Claim, or commencing, distributing or causing to be commenced, any Claim of any kind against any Released Person, based on any matter purported to be released hereby.

Section 5.13     Guaranty Replacements and Related Obligations. Purchaser and Member acknowledge that in connection with certain Assumed Contracts, Seller (or its affiliates) have provided certain guaranty(ees) (the “Guarantees”). The parties hereby covenant and agree to use commercially reasonable efforts to replace and terminate all Guarantees, such that Seller (or its affiliates) shall not have any potential liabilities to such third parties in connection with such Assumed Contracts. To the extent that any or all of such third parties seek to enforce any rights against Seller (or its affiliates) under any of the Guarantees in connection with any actions, omissions, facts or occurrences occurring after the Closing Date, Purchasers shall indemnify, defend and hold harmless Seller (or its affiliates) for any and all Losses (as defined below) arising in connection therewith. Notwithstanding anything to the contrary herein, for so long as Seller (or its affiliates) has any potential liabilities to third parties in connection with any of Purchasers’ obligation under or in connection with the Assumed Contracts, including under the Guarantees, if Purchasers breach any of their respective obligations with regard to such Assumed Contracts, Seller may take any and all action on behalf of Purchasers, and at the sole expense of Purchasers, to defray or reduce any liabilities under such Assumed Contracts, including the subletting or surrender of either of the Retail Locations. Seller’s rights under the foregoing sentence are in addition to any and all other rights or remedies otherwise available to Seller.

Section 5.14     Use of Showroom. Seller agrees to provide the Purchaser with access to and use of mutually agreeable space previously used by the Business at the Showroom from and after the Closing Date on a month to month basis for so long as no Event of Default has occurred (the “Use of Showroom”). The fee for the Use of Showroom shall be $6,000 per month plus utilities (with such $6,000 monthly payment payable on or in advance of the first business day of each month and the utilities payment payable within 14 days after receipt of an invoice from Seller setting forth applicable utilities payments). Either Purchaser or Seller may terminate such Use of Showroom arrangement at any time by providing 30 days advance written notice to the other party. Purchaser shall be permitted to use all Excluded Showroom Assets (in an as-is condition and for use in the ordinary course) during the term of the Use of Showroom. As a condition to Seller agreeing to the Use of Showroom arrangement described above, Purchaser shall provide Seller upon request and from time to time with a certificate of insurance reasonably satisfactory to Seller demonstrating that Purchaser has in effect industry standard coverage and further, in no event shall Seller have any Liabilities to Purchaser whatsoever in connection with such access and use of facilities.

Section 5.15     Credit Card Liabilities. Member shall either pay the Seller or cause the Purchaser to pay the Seller by June 30, 2013 an amount equal to all of the expenditures charged to Member’s corporate credit card with Seller relating to or in connection with Member’s (and his spouse’s) travel abroad on or after May 2013, including any expenditures made on or with respect to such travel (the “Credit Card Liabilities”).

Section 5.16     IP Purchaser Limited Purpose. From the date hereof until the date that is the later of (x) payment in full of the IP Consideration, or (y) the termination of the Seller License, IP Purchaser hereby covenants and agrees that the sole purpose of the IP Purchaser shall be to own the IP Assets and license the IP Assets to Purchaser, Seller and other parties as permitted hereby. Member agrees to cause the operating agreement of IP Purchaser to contain a limitation on its purpose and permitted activities in accordance with the terms of this Section 5.16.

ARTICLE VI
Indemnification

Section 6.01     Survival. All representations and warranties shall survive the Closing for a period of six months and all covenants shall survive the Closing for the period contemplated by its terms (and if no such period is set forth with respect to any covenant, it shall survive the Closing for a period of six months). Any and all obligations to indemnify and hold harmless an Indemnified Person (as defined below) pursuant to this Article VI shall terminate on the date that the survival period for the applicable representation, warranty or covenant expires, provided that such obligations to indemnify and hold harmless shall not terminate with respect to any specific matter as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a Claim pursuant to this Article VI.

Section 6.02     Indemnification By Purchasers and Member. Purchasers and Member, jointly and severally, shall defend, indemnify and hold harmless Seller, its affiliates and their respective Released Persons (each a “Seller Indemnitee”) from and against all Claims, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance provider (collectively, “Losses”), arising from or relating to: (a) any inaccuracy in or breach of any of the representations or warranties of Purchasers or Member contained in this Agreement or any document or agreement to be delivered hereunder; (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchasers or Member pursuant to this Agreement or any document or agreement to be delivered hereunder; (c) any Claim or Action based upon, resulting from or arising out of the Business, operations, properties, assets or obligations of Purchasers conducted, existing or arising on or after the Closing; (d) any Claim or Action by any third party arising out of or caused by, directly or indirectly, any act or omission of Purchasers or Member, or any of their respective Related Parties, occurring at any time after the Closing Date; or (e) any Assumed Liability.

Section 6.03     Indemnification By Seller. Seller shall defend, indemnify and hold harmless Purchasers and Member from and against all Losses, arising from or relating to: (a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any document or agreement to be delivered hereunder; or (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document or agreement to be delivered hereunder.

Section 6.04     Indemnification Procedures. Whenever any Claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such Claim to the other party (the “Indemnifying Party”). In connection with any Claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.05     Tax Treatment of Indemnification Payments. All indemnification payments made by Seller under this Agreement shall be treated by the parties as an adjustment to the consideration paid hereunder by Purchasers for tax purposes, unless otherwise required by law.

Section 6.06     Setoff. Purchasers and Member shall not have the right to setoff any amounts that it is obligated to pay to Seller hereunder against any amounts that may from time to time be owed to Purchasers or Member, whether pursuant to this Agreement or otherwise. Seller may setoff any amounts the Purchasers or Member are obligated to pay to Seller against any amounts that Seller may be obligated from time to time to pay to Purchasers or Member.

Section 6.07     Certain Limitations. In no event shall the Seller’s liabilities or obligations under this Article VI (to Purchasers, Member or any other Indemnified Party) in the aggregate exceed the amount of Purchase Price that has been actually paid to Seller.

Section 6.08     No Consequential Damages. In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

Section 6.09     Exclusive Remedies. Subject to Seller’s right to seek equitable relief pursuant to Section 5.02, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all Claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VI. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under law, any and all Claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their affiliates and each of their respective representatives arising under or based upon any law, except pursuant to the indemnification provisions set forth in this Article VI.

ARTICLE VII
Miscellaneous

Section 7.01     Expenses. Seller will be responsible for all expenses incurred by it, and Purchasers will be responsible for all expenses incurred by Purchasers and Member, in connection with this Agreement and the transaction contemplated hereunder. Neither the Seller on the one part nor Purchasers or Member on the other part will be entitled to reimbursement from any other party for any such expenses, whether or not the transactions contemplated hereunder are consummated in whole or in part.

Section 7.02     Notices. All notices, requests, consents, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller:	114 West 41st Street New York, NY 10036 E-mail: pbuxbaum@hamp.com Attention: Paul Buxbaum

with a copy to:	Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, PA 19103 E-mail: Rappaport@BlankRome.com Attention: Louis M. Rappaport

If to Purchasers or Member:	3102 Dean Court Minneapolis, MN 55416 E-mail: scott@scottjamesonline.com Attention: Scott Kuhlman

with a copy to:	Patrick Burns & Associates 8401 Wayzata Boulevard, Suite 300 Minneapolis, MN 55426 E-mail: bgernander@patrickburnslaw.com Attention: Barton C. Gernander

Section 7.03     Interpretation; Headings. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles and Sections mean the Articles and Sections of this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.04     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 7.05     Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 7.06     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, provided that nothing herein shall prevent the sale of Seller or its business or any change of control of Seller, provided that in all cases the applicable successor, if any, remains bound by all terms and provisions of this Agreement applicable to Seller. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07     No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.08     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.09     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any Action arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the city of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such Action. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.10     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HAMPSHIRE GROUP, LIMITED

By : /s/ Paul M. Buxbaum
Name: Paul M. Buxbaum
Title: CEO

SCOTT JAMES COMPANY, LLC

By: /s/ Scott Kuhlman
Name: Scott Kuhlman
Title: CEO

SJ TRADEMARK, LLC

By: /s/ Scott Kuhlman
Name: Scott Kuhlman
Title: CEO

/s/ Scott Kuhlman
Scott Kuhlman

Schedule 1.01
Trademarks

Registered Trademarks

SCOTT JAMES - Registration Number 3939197

Trademark Applications

SCOTT JAMES – Filed August 16, 2012; Serial Number 85704991

SCOTT JAMES – Filed January 8, 2013; Serial Number 85818242

SJ BY SCOTT JAMES – application in process

Schedule 1.03
Liabilities

-

RMS annual maintenance, paid to Retain Technology. Total amount paid by Seller is $968.40 and Purchaser to pay $484.20 (as Seller prepaid for 12 months and Purchaser to reimburse Seller for six month’s).

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Inventory – Spring 14: Any invoices from third parties for such Italy samples/deliveries that Seller receives after Closing will be sent to and assumed by Purchaser for payment to such third parties (including any freight associated therewith).

Schedule 1.04
Bibby Agreement

Schedule 1.05
Permitted Retail Distribution Channels for use of “sj by scott james”
by Seller (and its subsidiaries)

Stein Mart
Burlington
Marmaxx
Ross
Gabriel Brothers
Century 21
National stores
Sams
Costco
KG
Mens Wearhouse
AAEFES
TJ’s and subsidiaries

Schedule 1.06
Allocation of Consideration

The Allocation of Purchase Price shall be completed in accordance with the following methodology:

	Asset Type	Allocation Method
I	Cash and Cash Equivalents	No portion of the Purchase Price shall be allocated to Class I Assets.
II	Actively Traded Personal Property	No portion of the Purchase Price shall be allocated to Class II Assets.
III	Accounts Receivable	No portion of the Purchase Price shall be allocated to Class III Assets.
IV	Inventory

The portion of the Purchase Price allocated to the Class IV Assets will be based on the fair market value of the Class IV Assets. The parties agree that the fair market value of the Class IV Assets will be the amount set forth in the Company’s books and records as computed for federal income tax purposes as of the Closing Date.

V	Property Plant and Equipment; Other Tangible Assets

The portion of the Purchase Price allocated to the Class V Assets will be based on the fair market value of the Class V Assets. The parties agree that the fair market value of the Class V Assets will be the amount set forth in the Company’s books and records as computed for federal income tax purposes as of the Closing Date.

VI, VII	Intangible Assets; Goodwill; Going Concern Value	Remainder of the Purchase Price

Schedule 5.01
Employees

Greg Griffith

Timothy Johnson

Daniel Ratka

Jennifer Manley

Franky Wong (in China/Hong Kong)

Scott Kuhlman

Schedule 5.04

Inventory Reporting Requirements

-	For the Minneapolis Retail Location: monthly net sales report-including style numbers, cost/pc, selling price/pc, selling quantity.

-	For the Boston Retail Location: monthly net sales report-Including Style numbers, cost/pc, selling price/pc, selling quantity.

-	Contact person of Seller for the sales report: Shuli Hunt, Shunt@Hamp.com ;864-622-0876

Schedule 5.06

Member’s Personal Property

Member’s personal possessions in: (i) the Dongguan Office in China, consisting of personal samples, and (ii) the Showroom, consisting of Cowhide rugs.